EXHIBIT 10.7

Execution Version

PLEDGED ACCOUNT AGREEMENT

This Agreement is entered into this 25th day of September, 2017, between D.A. DAVIDSON & CO., a corporation organized under the laws of the state of Montana (referred to herein as "Davidson"), BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership, in its capacity as Collateral Agent for the Holders under the Security Agreement referred to below (in such capacity, together with its successors in such capacity, the "Collateral Agent"), and GFN ASIA PACIFIC HOLDINGS PTY LTD., an Australian corporation (the "Client").

RECITALS

WHEREAS, the Collateral Agent and the Client have entered into a pledge and security agreement whereby the Client has pledged securities held in the Account (as defined below) as collateral for amounts loaned by the Holders to the Client (the "Security Agreement"); and

WHEREAS, the Client wishes to hold such securities in an account established with Davidson and thereafter to direct the investment and reinvestment of the securities subject to the requirements of this Agreement; and

WHEREAS, the Collateral Agent is willing to permit the Client's investment and reinvestment of the securities through such an account maintained by the Client with Davidson, subject to the terms and conditions set forth herein;

NOW THEREFORE, the parties agree as follows:

1.   Denomination of the Account. All of the securities will be held in nominee name in an account established by Davidson in the name of GFN Asia Pacific Holdings Pty Ltd, and designated as account number 44813366 (the "Account"), bearing the tax identification number of the Client, and the proceeds, together with all income thereon, shall belong exclusively to the Client, subject to the security interest of the Collateral Agent created by the Security Agreement.

2.   Restriction of the Account.

2.1   Cash account. The Account will be identified on Davidson's books and records as an "account" only, as that term is defined in Section 220.8, Regulation T, issued by the Board of Governors of the Federal Reserve System pursuant to the Securities Exchange Act of 1934.

2.2   Restricted account. No funds may be paid from the Account, nor may securities be delivered or transferred therefrom except on the written instructions of the Collateral Agent as hereinafter provided, except Davidson is expressly authorized, without prior written consent of the Collateral Agent (except as provided in Section 2.4 below): (i) to distribute on a current basis all interest, cash dividends and other income received on securities held in the Account, provided, that Collateral Agent shall only deliver Orders (defined below) prohibiting the same upon the occurrence of a default or event of default under the Security Agreement); (ii) to allow withdrawals from the Account for any commissions, markups, service charges or any other fees or charges assessed by Davidson; (iii) to pay funds, or deliver or transfer securities from the Account as may be required by Federal Reserve Board Regulation T or any other applicable rule, regulation, or statute; and (iv) to transfer or deliver securities as authorized by Section 3, herein.

2.3   Duplicate statements and confirmations. Upon the Collateral Agent's written request, Davidson shall provide to the Collateral Agent duplicate monthly and year-end Account statements and purchase and sale confirmations of all transactions for the Account. The Collateral Agent acknowledges that prices and values of security positions as reflected in Account statements do not in any way constitute a guarantee or representation by Davidson as to the liquidation value of the Account or any of the security positions held in the Account. Valuations of security positions are obtained from independent sources. While Davidson's sources are considered reliable, prices are approximations and may not reflect prevailing market quotes. This is especially true for bond prices. The valuations on Account statements are provided only as a general guideline to portfolio value. Davidson does not have access to accurate valuation information for certain securities.

2.4   Control Over the Account. Notwithstanding any other provision of this Agreement, Client and Davidson each agree that Davidson will comply with written instructions ("Orders") originated by the Collateral Agent directing transfer or redemption of any property now or later held in the Account, without further consent from Client and without regard to any inconsistent or conflicting Orders given to Davidson by Client. Davidson shall have a reasonable period of time to comply with any Order. Client, Davidson, and the Collateral Agent each expressly agree that (A) all property now or later held in the Account is to be treated as a "financial asset" (as defined in Montana Code Annotated 30-8-112(1)(i)) under Montana Code Annotated Title 30, Chapter 8 (Uniform Commercial Code – Investment Securities) and (B) the Collateral Agent has "control" (as defined in Montana Code Annotated 30-8-116(4)(b)) over all property now or later held in the Account.

3.   Trading Authority. The Collateral Agent and the Client agree, consent and understand that the Client, and the Client's designee(s) are exclusively entitled and authorized to set forth the investment objectives of the Account, to give Davidson trading instructions and direct the purchase, sale, exchange or transfer of securities, and to effect substitution of any of the assets held in the Account, until such time as the Collateral Agent gives written notice to Davidson of the occurrence of an Event of Default as defined in the Security Agreement. After receiving notice of an Event of Default, Davidson is entitled to complete any

transactions pending settlement as of the date Davidson receives such notice from the Collateral Agent.

4. Market Fluctuations. The Collateral Agent understands and agrees that the nature of assets held in the Account is such that the aggregate market value of the assets held in the Account will fluctuate as a result of market factors beyond the control of the Client and Davidson. Due to such market risk, the market value of the Account may fall below the amount of the Collateral Agent's loan to the Client. The Collateral Agent acknowledges and understands that Davidson does not warrant or guarantee that the assets held in the Account will maintain any minimum aggregate market value. The Collateral Agent and the Client accept this market risk as a condition of Davidson accepting this Agreement.

5. Client's Default.

    (a) Trading authorization. Following Davidson's receipt of written notice from the Collateral Agent of an Event of Default, Davidson may not affect any trades or changes to investments with respect to the assets held in the Account without the express prior written consent of the Collateral Agent.

    (b) Delivery of assets to Collateral Agent. Following written notice to Davidson by the Collateral Agent of an Event of Default, the Collateral Agent may deliver to Davidson written demand that all assets held in the Account, or any part of the assets held in the Account, which assets must be identified with particularity in the demand, be delivered into its possession or into the possession of any correspondent bank identified in the Collateral Agent's written demand to Davidson. Upon receipt of such demand, Davidson shall, within a reasonable period of time, deliver to the Collateral Agent, or to its correspondent bank, all or the requested portion of the securities and funds then held in the Account. Upon receipt of such demand, Davidson has no duty to make independent inquiry into the Collateral Agent's right to make such demand under the Security Agreement, is obligated to perform only the duties set forth herein, and need take no notice of any provisions of the Security Agreement. In the case of conflicting demands upon Davidson by the Collateral Agent and the Client, the Collateral Agent and the Client agree and understand that Davidson is entitled to rely on the Collateral Agent's representation that it is entitled to delivery of assets then held in the Account, and Davidson is not, nor can it be held liable in any way for its refusal to comply with a conflicting or adverse directive of the Client. This provision in no way diminishes or affects any legal rights that the Client may have or is entitled to pursue against the Collateral Agent. Davidson has no duty or obligation whatsoever of any kind or character to determine whether or not an Event of Default exists, and the Collateral Agent and the Client agree to indemnify and hold harmless Davidson, its affiliates, officers and employees from and against any and all claims, causes of action, liabilities, lawsuits, demands and damages, and all court costs and reasonable attorney fees, that may result by reason of Davidson complying with the Collateral Agent's instructions.

(c) <u>Liquidation of assets by Davidson</u>. If the Collateral Agent, pursuant to <u>Section 5(b)</u> above, directs Davidson to effect the liquidation of all or part of the assets held in the Account, Davidson will proceed to liquidate the Account, or any portion thereof, as directed in writing by the Collateral Agent, on a best efforts basis. The Collateral Agent acknowledges and agrees there is no assurance that a liquid market exists for all of the assets in the Account, and that amounts realized from the sale of a non-liquid security may differ significantly from the reported market value of the security.

6. <u>Written Instructions of Parties</u>. Notwithstanding anything herein contained to the contrary, but subject to <u>Section 2.4</u> above, Davidson at all times has full right and authority to pay over, disburse or transfer the assets held in the Account in accordance with the joint written instructions signed by the Client and the Collateral Agent. On any occasion when the Client is entitled to withdraw assets according to the terms of the Security Agreement, and timely notifies the Collateral Agent of the Client's intention to do so as provided by the Security Agreement, the Collateral Agent shall, at the Client's request, prepare, execute and provide to the Client for the Client's signature, written authorization addressed to Davidson identifying the amount of funds or securities which Davidson is authorized to disburse.

7. <u>Notices</u>. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and addressed as follows:

> Davidson: D.A. Davidson & Co.
> Two Centerpointe Drive Suite 400
> Lake Oswego, OR 97035
> Attention: W. Dean Hall, VP/Chief Compliance Officer
>
> Client: 39 East Union St.
> Pasadena, CA 91103
>
> Collateral Agent: 233 Wilshire Boulevard, Suite 425
> Santa Monica, CA 90401

Any such notice or other communication is deemed to have been received by a party if sent by registered or certified mail, return receipt requested, on the date specified on the return receipt, or if personally delivered or by nationally recognized overnight service, upon the date of such delivery. The person to whom copies of notices are to be sent has the right at any time, and from time to time, to change the address for notice, or person to receive notice, by giving notice in the manner specified in this paragraph.

8. <u>Termination</u>. The Client and the Collateral Agent agree that the Account remains subject to this Agreement until such time as Davidson is notified in writing by the Collateral Agent that the Security Agreement has expired, or has otherwise been terminated. Davidson reserves the right to terminate its obligations with respect to the Account, under the applicable Uniform Commercial Code sections and this Agreement, by giving all parties hereto 30 days prior written notice of its intent to transfer the Account to the Collateral Agent or to another broker- dealer or financial institution as directed by the Collateral Agent.

9. <u>No Additional Obligation</u>. This Agreement does not operate to impose any obligations or duties upon Davidson greater than or in addition to the customary and usual obligations and duties of Davidson to the Client, except and to the extent that Davidson must henceforth accept instructions in connection with the Account as provided in this Agreement.

10. <u>Indemnity</u>. The Client hereby agrees to indemnify and hold harmless Davidson, its affiliates, agents, officers and employees from and against any and all claims, causes of action, liabilities, lawsuits, demands and damages, including, without limitation, any and all court costs and reasonable attorney fees (collectively, the "Losses") in any way related to, arising out of or in connection with the Security Agreement, this Agreement or the Account except to the extent such Losses are attributable to the bad faith, gross negligence or willful misconduct of Davidson.

11. <u>Descriptive Headings</u>. Titles of sections and subsections contained in this Agreement are inserted for convenience of reference only and neither form a part of this Agreement nor may they be used in the construction or interpretation thereof.

12. <u>Waiver</u>. A waiver by any party of a breach of any term or condition of this Agreement will not operate as a waiver of any other breach of such term or condition nor will any failure to enforce such provision operate as a waiver of such provision.

13. <u>Successors and Assigns</u>. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective transferees, successors and assigns.

14. <u>Montana Law</u>. This Agreement is governed by and construed in accordance with the laws of the state of Montana.

15. <u>Prior Agreements</u>. The Client and the Collateral Agent acknowledge that this Agreement supplements any of the Client's existing agreement(s) with Davidson and in no way is this Agreement intended to abridge or limit any rights that Davidson might otherwise have under any such existing agreement(s).

[Signatures on next page]

Client:

GFN ASIA PACIFIC HOLDINGS PTY LTD.

By: ⟨signature⟩

Name: Christopher A. Wilson
Title: Director

Collateral Agent Name (print):

BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership

> By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

>> By: BISON CAPITAL PARTNERS GP, LLC, a Delaware limited liability company, its general partner

>> By: _____
>> Name: Douglas B. Trussler
>> Title: Managing Member

D.A. Davidson & Co.:

By: ⟨signature⟩

(Signature)

Print Name and Title: W. Dean Hall
                      VP/Chief Compliance Officer

Client:

GFN ASIA PACIFIC HOLDINGS PTY LTD.

By: _____
   Name: Christopher A. Wilson
   Title: Director

Collateral Agent Name (print):

BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership

   By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

      By: BISON CAPITAL PARTNERS GP, LLC, a Delaware limited liability company, its general partner

      By: _____
         Name: Douglas B. Trussler
         Title: Managing Member

D.A. Davidson & Co.:

By: _____
   (Signature)

Print Name and Title: W. Dean Hall
                    VP/Chief Compliance Officer